3iCO SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68544

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 3iCO Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 W. Elm Street, Suite 400B
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donna Rittershausen	610-937-2128	drittershausen@3icosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul Street, Suite 300	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Donna M. Rittershausen</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>3iCO Securities LLC</u>, as of <u>December 31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Principal Manager/CCO/CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

3iCO SECURITIES LLC

DECEMBER 31, 2025

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and those charged with goveranance
3iCO Securities LLC

Opinion on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of 3iCO Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 23, 2026

3iCO SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash	$	124,208
Accounts receivable		23,869
Prepaid expenses and other assets		17,600
Total Assets	**$**	**165,677**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Subordinated debt payable		30,000
Interest payable		2,770
Accounts payable		7,605
Deferred revenue		7,216
Total Liabilities		47,591
Member's Equity		118,086
Total Liabilities and Member's equity	**$**	**165,677**

See notes to financial statement

3iCO SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025

1. ORGANIZATION AND DISCRIPTION OF BUSINESS

3iCO Securities, LLC (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, formerly operating as Mainline Securities LLC, completed an ownership change on January 1, 2025, when all Company outstanding limited liability company interests were sold to 3iCO Securities Holdings LLC, a Delaware limited liability company. The Company is now a wholly-owned subsidiary of 3iCO Securities Holdings, LLC. The Continuing Membership Application filed with FINRA on December 2, 2024, was approved on July 21st, 2025, to effect the change in ownership and name.

The Company is currently approved by FINRA to engage in the following types of business: (i) mergers and acquisitions; (ii) broker selling variable life insurance or annuities; (iii) Broker selling tax shelters or limited partnerships in primary distributions; and (iv) private placements of securities. During the period of the commencement of operations through December 31, 2025, the Company's activities were limited to private placement of securities; the Company did not engage in mergers and acquisitions, selling variable life insurance or annuities, or broker selling tax shelters or limited partnerships in primary distributions during the period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such amounts are inherently based on best estimates by management. Actual results could differ from those estimates.

Concentrations of Risk
The Company maintains cash in a bank account at a financial institution, insured by the FDIC for up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash and cash equivalents
Cash and cash equivalents consist of deposits with financial institutions and are carried at cost, which approximates fair value.

Prepaid assets
Prepaid deposits and expenses denote upfront payments made for future services or rights. The Company employs a systematic methodology to recognize the expenses over the periods in which the associated benefits are utilized. As of December 31, 2025, the Company held $16,812 in prepaid regulatory renewal fees, $417 in prepaid 2026 subscription fees and $372 in deposits with FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which creates a framework for recognizing revenue from contracts with customers that fall within its scope. This revenue standard requires that the Company identify contracts with a customer, evaluate performance obligations in the contracts, determine the transaction price, allocate the transaction price to the performance obligations in the contracts and determine when the performance obligations were satisfied to allow revenue recognition. Revenue is recognized when control of the promised service is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for that service.

The Company enters into placement agreements with third party issuers related to private placement of securities which specifies the transaction fees to be paid. The Company earns private equity security placement fees when a client is admitted into an issuing fund. Placement fees are earned when an investor is admitted into the issuing entity by the sponsor. Upon this acceptance, the Company has determined that the performance obligation has been satisfied and there are no other obligations that the Company needs to fulfill. Placement fees are composed of (i) a transaction due diligence related fee and (ii) a fee calculated based upon a percentage of such investor's capital contributions amount up to a certain capped amount. Payment for the placement fee revenue is also due upon acceptance or as stated in the terms of the placement agreement.

Income Taxes

The Company is a single-member Limited Liability Company and is treated as a disregarded entity for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes".

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2025, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

3. RELATED PARTY TRANSCATIONS

The Company has an expense sharing and administrative services agreement with 3iCO Securities Holdings, LLC ("Holdings"), and 3iCO, LLC ("Agent"). Holdings and Agent are collectively referred to herein as the "3iCO Provider Affiliates". Under the terms of the agreement, the 3iCO Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the operations of the Company such as facility rental costs, computer and IT costs, among other, to the Company.

4. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the selling of life insurance products and the private placement of securities. The Company has identified its Chief Compliance Officer, as the Chief Operating Decision Maker ("CODM"), who uses net capital to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether a member contribution is needed. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital, as defined, of $106,617, which was $101,617 in excess of its required net capital of $5,000. At December 31, 2025, aggregate indebtedness was $17,591 and the ratio was 16.50%.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into agreements with issuers and other third parties that may include certain representations, warranties, and indemnification provisions. The maximum potential exposure under such indemnifications cannot be reasonably estimated; however, the Company has not recorded a liability related to these matters as management believes that the likelihood of material loss is remote.

7. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 23, 2026, the date the financial statements were issued. Management notes that on January 29, 2026, the Company paid down its outstanding subordinated loan of $30,000 and related interest payable of $3,000. The payment was made in line with the loan's maturity date. FINRA was notified and the Company remained in net capital compliance upon the settlement of the loan. Beyond this event, there are no other material events that would require disclosures in the Company's financial statements.